VIA EDGAR
July 24, 2024
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Inessa Kessman
Robert Littlepage
Re:    Match Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 8-K filed January 30, 2024
File No. 001-34148
Dear Ms. Kessman and Mr. Littlepage:
This letter includes the response of Match Group, Inc. (the “Company,” “Match Group,” “our,” or “we”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the filings of the Company referenced above, which were delivered to Match Group via teleconference on June 28, 2024. For your convenience, we have included in this letter our understanding of the Staff’s verbal comments followed by the response of the Company.
Form 10-K for the Year Ended December 31, 2023
Notes to the Consolidated Financial Statements, page 62
1.Please provide further color on the CODM’s interactions with the Brand Group CEOs. What is the frequency of these meetings? What is discussed? What financial information is discussed and why? If brand profitability is discussed, please explain under what circumstances.
Response: The Chief Operating Decision Maker (the “CODM”), who is the Chief Executive Officer of Match Group (the “CEO”), holds one-on-one meetings with each of the Chief Executive Officers of Tinder, Hinge, Match Group Asia, and Evergreen & Emerging Brands (each, a “Brand Group”) (collectively the “Brand Group CEOs”) every other week. These regular meetings are focused on product ideas, innovation, brand positioning, monetization initiatives, user engagement, company culture, and people, and the topics vary from meeting to meeting. The CODM does not review or discuss brand profitability at these meetings with the Brand Group CEOs. The only financial information that is occasionally discussed is related to revenue trends and user metrics, which are the primary responsibility of the Brands Group CEOs.

2.Explain in further detail the budgetary oversight that Brand Group CEOs are subject to by the CODM. What happens if a Brand Group is over budget and/or needs to modify the budget? What is the CODM’s involvement in that process? If changes are made to the budget, are those discussed in the CODM’s regular meetings with the Brand Group CEOs?
Response: At the beginning of the year, the Company prepares a consolidated budget. The Company’s central financial planning & analysis team (“Corporate Finance”) works with Brand Group CEOs and the Chief Financial Officers of each Brand Group (collectively the “Brand Group CFOs”) to prepare Brand Group budgets. Corporate Finance also works with functional leaders at the corporate level to prepare budgets for areas of the Company that are centralized such as trust and safety, IT security engineering, and general administrative functions including legal, accounting, and tax. The Brand Group and centralized function budgets form the basis for the consolidated budget at the beginning of the year. The consolidated annual budget is presented to the CODM for his review and approval in the same format as the CODM Reporting Package (as described in our response letter dated April 15, 2024) by the President & Chief Financial Officer of Match Group (the “CFO”) and Corporate Finance.
Thereafter, the budget is monitored and forecast updates to the consolidated budget are prepared monthly. These updated consolidated forecasts are prepared using a similar process to the annual budget. Monthly updates by the Brand Groups are communicated to Corporate Finance through meetings (the “Monthly Brand Group Forecast Meetings”) where Brand Group CEOs and CFOs present updates to the budget or prior forecast. Centralized functional areas not within the Brand Groups also provide Corporate Finance with updated forecasts. Corporate Finance compiles the Brand Group and centralized function information into an updated consolidated forecast which is then presented to the CODM by the CFO and Corporate Finance in monthly consolidated forecast meetings (the “Monthly Consolidated Forecast Meeting”) utilizing an updated CODM Reporting Package for discussion.
Any significant changes to the consolidated budget are escalated to the CODM in the Monthly Consolidated Forecast Meeting for his consideration and approval. If the results presented in the CODM Reporting Package during the Monthly Consolidated Forecast Meeting are not in-line with the CODM’s expectations for consolidated revenue or profit, discussions are held in the Monthly Consolidated Forecast Meeting to determine where adjustments can be made to the consolidated forecast. For example, if the consolidated forecast has profitability below expected targets because a Brand Group requests additional marketing spend for an advertising campaign, the CODM uses the information provided in the CODM Reporting Package, including recent trends in revenue and associated user metrics, to evaluate options and decide where expenses could be reduced elsewhere across the Company (e.g., whether by reducing planned expenditures at one or more other Brand Groups, reducing corporate expenditures, reducing investments in new initiatives, or more often a combination thereof) to meet the Company’s consolidated profitability target.

If during the Monthly Consolidated Forecast Meeting the CODM deems changes are needed in expenditures or other areas of the budget, Corporate Finance communicates those changes to the Brand Group CEOs and/or Brand Group CFOs and to the central functional leaders. The CODM does not use the one-on-one Brand Group CEO meetings described in the response to comment 1 to communicate such changes.

3.We noted that after the forecast updates the CODM is given some strategic options. Who decides which strategic options are presented/what is the process? For example, if reducing costs is an option, who decides which brand gets new spend dollars or must cut costs?
Response: As noted above, if any forecasted consolidated revenue or profitability measures are not aligning with the Company’s targets, the CODM discusses the issues with the CFO and Corporate Finance in the Monthly Consolidated Forecast Meeting. The CFO and Corporate Finance will identify options based on their knowledge of the business and recent revenue trends, and identify for the CODM where changes from prior forecasts have occurred. The CODM evaluates the options, decides where resources should be re-allocated, and ultimately selects the best option (or combination of options) that he believes maximizes the Company’s revenue while maintaining our consolidated profitability targets. As noted above, these strategic decisions may apply to an individual Brand Group, a combination of Brand Groups, to all Brand Groups, and/or centralized functions depending on the circumstances. The CODM’s decision-making process is based on the expected impact to the consolidated results, and individual Brand Group profitability does not factor into decision making at the CODM level.
4.Please confirm that the brand group level AOI and OI is provided to the Board of Directors as part of the approval of the annual budget.
Response: We confirm that the annual plan information provided to the Board of Directors includes adjusted operating income (“AOI”) and operating income (“OI”) at the Brand Group level. However, that information does not correspond or reconcile to the annual consolidated budget approved by the CODM at the beginning of the year because there are certain costs that are not associated with, or allocated to, a specific Brand Group. Those unallocated costs, while included in the consolidated totals presented to the Board of Directors, are not otherwise presented to them separately. Accordingly, the Brand Group-level profitability information included in the Board of Directors materials is not intended to be used by Board members (including the CODM) to make fully informed decisions about the Company’s operations and is provided for informational purposes only.

Please do not hesitate to contact me if there are any comments or questions concerning the foregoing.
Sincerely,
/s/ Gary Swidler
Gary Swidler
President and Chief Financial Officer
cc:    Jeanette Teckman, Chief Legal Officer
Match Group, Inc.
Richard D. Truesdell, Jr.
Pedro J. Bermeo
Davis Polk & Wardwell LLP